AUDITED FINANCIAL STATEMENTS

OF

OROKII, INC

AS OF DECEMBER 31, 2023



PREPARED BY
BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

OROKII, INC

TABLE OF CONTENTS	Page

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Orokii, Inc.

We have audited the financial statements of OROKII, INC, ("OROKII") which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of OROKII as of December 31, 2023, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of OROKII and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing OROKII's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decision of users made on the basis of these financial statements. As part

of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism through the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.,

Brickstone & Associates, LLC CPA

April 10, 2024
VA 134338

OROKII, INC
BALANCE SHEET
AS OF DECEMBER 31, 2023

ASSETS

CURRENT ASSETS	2023
Cash in Bank	$ 8,408
Accounts Receivable	-
Loans Due from Others	-
Terrapay Prefund	126,720
Total Current Assets	135,128

FIXED ASSETS	
Furniture and Fixtures	-
Office Equipment	958
Vehicle	-
Software Development	540,568
Less: Accumulated Depreciation	(77,224)
Net Fixed Assets	464,302
TOTAL ASSETS	$ 599,430

OROKII, INC
BALANCE SHEET
AS OF DECEMBER 31, 2023

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	–
Credit Cards		48,779
Remittance Sender Account		37,752
Total Current Liabilities		86,531

LONG-TERM LIABILITIES

Loan from Founders	189,028
Total Long-term Liabilities	189,028

TOTAL LIABILITIES | 275,559

SHAREHOLDERS EQUITY

Common Stock	55,507
Shareholder's Equity	648,545
Retained Earnings (Deficit)	(210,691)
Net Income(Loss)	(169,490)
Total Shareholders' Equity	323,871

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $ 599,430

OROKII, INC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

INCOME:		2023
Sales	$	6,897
Interest Income		–
Other Income		92
Total Revenue	$	6,989

EXPENSES:		
Advertising		26,191
Amortization		77,224
Bank Charges & Fees		900
Business Filling Fees and Licenses		3,060
Fund Raising Fees		11,993
Independent Contractors		3,024
Insurance		10,631
Interest		10,432
Internet Service		1,463
Legal and Professional Fees		10,289
Meals and Entertainment		652
Memberships and Subscriptions		345
Other Business Expenses		230
Payment Transfer Services		350
Software Development		13,507
State Annual Report		781
Taxes		1,034
Telecommunications		586
Travel		2,592
Web Hosting Services		1,196
TOTAL OPERATING EXPENSES	$	176,479
NET INCOME (LOSS)	$	(169,490)

See independent auditor's report and notes to financial statements.

5

OROKII, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2023

		Shareholders' Equity
Balance as of December 31, 2022	$	382,396
Shareholders' Equity		321,656
Retained Earnings (Deficit)		(210,691)
Net Income for the Year		(169,490)
Balance as of December 31, 2023	$	323,871

OROKII, INC
STATEMENTS OF CASH FLOW
AS OF DECEMBER 31, 2023

Cash Flows from Operating Activities	Total 2023
Net Income (Loss)	$ (169,490)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation & Asset Amortization	77,224
Net Cash Provided (Used) by Operating Activities	(92,266)

Cashflow from Investing Activities	
Net Investment Account	0
Purchase of Property and Equipment	0
Net Cash Provided (Used) by Investing Activities	0

Cashflow from Financing Activities	
Long Term Debt	98,168
Net Cash Provided (Used) by Financing Activities	98,168
NET INCREASE (DECREASE) IN CASH	5,902
CASH, BEGINNING OF YEAR	2,506
CASH, END OF YEAR	$ 8,408

Supplemental disclosures of cash flow information:

Cash paid during the year for: Interest expense	$ 10,432

See independent auditor's report and notes to financial statements.

7

OROKII, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies was consistently applied in the preparation of the accompanying financial statement.

Nature of Business

OROKII, INC was incorporated in 2021 in the State of Delaware as a fintech startup company developing a peer-to-peer (P2P) and business-to-business (B2B) mobile payments solution. The Orokii payment mobile app will enable users to send money to friends and families in the US (domestic) or cross-border (international). Additionally, users can request money from friends and families within the US. Small and medium-sized enterprises (SMEs) can use the platform to pay invoices domestically and internationally. Orokii payment app also allows user to donate to not-for-profit organizations, make payments at restaurants, pay for rideshares and built-in ability to split bills among friends.

The company's business continues to be in the early commercialization stage and is focused on the continued development of the Orokii payment mobile app. The completion of these latter stages will be determined by the company's ability to attract investment in the future. The current shareholders continue to fund Orokii's operations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ('GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2023, the Company adopted Accounting Standards Update (ASU) 2014- 01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five- step process for revenue recognition:

8

- Identification of the contract with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or when, the Company satisfies the performance obligations.

The Company will derive its revenue from international payments, transaction fees and Foreign Exchange (FX) markup. Additionally, some types of domestic transactions (for example, money transfer to a user's bank account) will incur transaction fees. The Company has generated less than $10,000 in revenue from the date of inception in October 2022. Orokii is very optimistic about picking up customers going forward.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUATION)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. On December 31, 2023, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits. The Company does not believe that this results in any significant credit risk. At times, the balance in the account may be in excess of the FDIC limit of $250,000 insurance limits. As of December 31, 2022, the cash and cash equivalent balance was $8,408.

Accounts Receivable

Orokii Inc. has no receivable as at the period ending December 31, 2023.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2023, the Company recognized $26,191 in advertising costs.

Software Development Costs

Software development costs incurred to date are included in research and development and are amortized over 7 years. The Company defines establishment of technological feasibility at the point which product reaches beta (testing for errors and usability of interface). Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized in accordance with ASC 985-20, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," if material. To date, software development costs of $540,568 have been capitalized. The amortization recorded for 2023 is $77,224.

Income Tax Uncertainties

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUATION)

Equipment and Vehicles

Construction Equipment and Vehicles is recorded at cost. The cost of equipment and vehicles is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the Modified Accelerated Cost Recovery System (MACRS) for financial as well as for income tax basis. Office equipment has an estimated useful life of approximately five (5) years vehicles have an estimated useful life of approximately five (5) years and furniture and fixtures have estimated useful life of approximately seven (7) years.

Maintenance and repairs are charged to operations when incurred. Betterment and renewals are capitalized. When property, plant and equipment is sold or otherwise disposed of, the assets account and related account are relieved, and any gain or loss is included in operations.

Credit Risk and Concentrations

Financial Instruments with potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The company extends credit to customers after an evaluation of credit worthiness; however, the Company does not require collateral or other security from its customers. The Company maintains its cash in an FDIC financial institution.

Deferred Taxes

Deferred Taxes is provided on the deferral method in respect of timing differences between profits as computed for taxation purposes and profits as stated in the financial statements, to the extent that the liability is expected to be payable in the foreseeable future. Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision of liability for federal and state income taxes has been included in these financial statements. Accordingly, there are no deferred taxes as well.

Notes Payable and Due to Founders

Orokii Inc has an interest free unsecured loan from Founders and shareholders in the amount of $189,028 as of December 31, 2023, there are no stated repayment terms for the loan. These loans have the option of being converted into equity of OROKII, INC.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2 – Shareholders' Equity

To maintain transparency and accuracy in financial reporting, including disclosing any significant non-monetary contributions that will impact on the company's value. Orokii, Inc.'s management has issued shares to its key staff. Total equity for Orokii is $704,052.

Note 3 – Going Concern and Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses during the period of approximately $157,662 in FY 2023, and the company has generated revenue of $6,897 from operations, which, among other factors, introduces risk related to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to increase the number of users of the platform for its flagship products and services, and its ability to generate positive operating cash flow.

The Company intends to continue an offering under Regulation C F with a registered funding portal in the latter half of 2024. The Company is also pursuing private debt financing.

The accompanying financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern.

Note 4 – Commitments and Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 5 - Related Party Transactions

There were no related party transactions.

Note 6 – Subsequent Events

The company has evaluated subsequent events through April 10, 2024, the date these financial statements were available to be issued, there are no subsequent events that have occurred.